NICOLET BANKSHARES, INC.

111 NORTH WASHINGTON STREET

GREEN BAY, WISCONSIN 54301

(920) 430-1400

September 10, 2021

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re:	Request for Acceleration of Effectiveness Nicolet Bankshares, Inc. (the “Company”) Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 Filed September 10, 2021 (File No. 333- 259128)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nicolet Bankshares, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective on Tuesday, September 14, 2021, at 1:00 p.m., Eastern Time, or as soon thereafter as practicable.

We respectfully request that the Company be notified of such effectiveness by a telephone call or email to the Company’s counsel, Robert D. Klingler of Bryan Cave Leighton Paisner LLP, who can be reached at (404) 572-6810 or robert.klingler@bclplaw.com. We also respectfully request that a copy of the Commission’s written order verifying the effective time of such Registration Statement be sent to Mr. Klingler by email or by facsimile at (404) 420-0810.

NICOLET BANKSHARES, INC.

By:	/s/ H. Phillip Moore, Jr.
H. Phillip Moore, Jr.
Chief Financial Officer

cc:	Robert D. Klingler, Bryan Cave Leighton Paisner LLP